ORGENESIS INC.

20271 Goldenrod Lane

Germantown, MD  20876

April 24, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Jeffrey Gabor

Re: Orgenesis Inc.

 Registration Statement on Form S-3

 Filed March 18, 2020, as amended on April 14, 2020

 File No. 333-237261

Dear Mr. Gabor:

 With respect to the above-referenced Registration Statement on Form S-3 (the "Registration Statement"), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Orgenesis Inc. (the "Company"), that the Securities and Exchange Commission (the "Commission") accelerate the effective date of the Registration Statement to Monday, April 27, 2020, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

 The cooperation of the staff in meeting the timetable described above is very much appreciated.

 Please call Jeffrey Schultz of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 692-6732 with any comments or questions regarding the Registration Statement.

Very truly yours,

Orgenesis Inc.

/s/ Neil Reithinger

By:  Neil Reithinger

Its:  Chief Financial Officer

cc: Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.